April 20, 2020

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	SavvyShares LLC

Amendment No. 1 to Draft Offering Statement on Form 1-A

Submitted March 23, 2020

CIK No. 0001801255

Ladies and Gentlemen:

This letter sets forth the responses of SavvyShares LLC, a Delaware limited liability company (the “Company,” “SavvyShares” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 3, 2020 (the “Comment Letter”) concerning the Company’s draft offering statement on Form 1-A. In conjunction with this letter, the Company is submitting an amended draft offering statement on Form 1-A (the “Offering Statement”) to the Commission. For convenient reference, we have set forth below in bold each of the Staff’s comments set forth in the Comment Letter and have set forth our responses to the numbering of the comments and the headings used in the Comment Letter.

Amendment No. 1 to Draft Offering Statement on Form 1-A

Description of Business

Competition, page 26

1.	You disclose that you believe your single-source digital tracking technology will provide you with a competitive advantage. In this regard, we note from your website that Luth Research, your founder and competitor, has comparable tracking technology (“SavvyConnect”) that it launched in 2009. If true, please identify Luth Research as a competitor in digital tracking and address the risks and challenges that you may face as a result of such competition.

Response: We note the Staff’s comment. We have identified Luth Research as a competitor in digital tracking and have addressed the risks and challenges that we may face as a result of such competition in the Offering Statement.

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If you have any further comments and/or questions, please contact me or John Tishler, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (858) 720-8943.

Very truly yours,

/s/ Roseanne Luth
Roseanne Luth
Chief Executive Officer

cc:	John Tishler, Esq., Sheppard, Mullin, Richter & Hampton LLP